PRICING SUPPLEMENT DATED MAY 12, 2003                       File No. 333-97937
-------------------------------------                       Rule 424(b)(3)
(To Prospectus Supplement and Prospectus dated
September 25, 2002)
Pricing Supplement Number: 2310

                           Merrill Lynch & Co., Inc.

               Merrill Lynch Auto-Extendible Securities due 2006

        The floating rate notes described in this pricing supplement, which we refer to as Merrill Lynch Auto-Extendible Securities due 2006 (the "Notes"), will be issued as part of the series of our Medium-Term Notes, Series B, Due Nine Months or More from Date of Issue. The maturity of the Notes will be automatically extended on each election date, unless you elect not to extend the maturity of all or any portion of the principal amount of your Notes in accordance with the procedures described below. However, in no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date of June 2, 2006.

        The election dates will be the initial election date of June 1, 2003 and each succeeding 15th and 1st calendar day (whether or not a Business Day) of each month thereafter through May 15, 2005, inclusive. On each such election date, the maturity of your Notes will be extended to the date that is the 367th calendar day from, and including, the next succeeding election date, or June 1, 2005, in the case of the final election date (in each case, whether or not a Business Day); provided that, if such 367th calendar day is not a Business Day, then the maturity date will be the next succeeding day that is a Business Day. However, during the notice period preceding each election date, you may elect not to extend the maturity of all or any portion of the principal amount of your Notes. Unless you make an election not to extend the maturity of all or any portion of the principal amount of your Notes with respect to an election date, the maturity of the principal amount of the Notes for which you have not made such an election will automatically be extended.

        You may elect not to extend the maturity of all of your Notes or of any portion thereof having a principal amount of $1,000 or any integral multiple of $1,000 in excess thereof. The principal amount of those Notes for which you have made the election not to extend the maturity will become due and payable on the Initial Maturity Date (if the maturity of your Notes has never been extended), or on the later date to which the maturity of your Notes has previously been extended. The principal amount of the Notes for which such election is exercised will be represented by a note issued on the applicable election date. The note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 367 calendar days from, and including, such election date (provided that, if such 367th calendar day is not a Business Day, then the maturity date will be the next succeeding day that is a Business Day).

        The Notes will bear interest from the Original Issue Date until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the index maturity, plus the applicable Spread for the applicable Interest Reset Date. We describe how floating rates are determined and calculated in the section called "Interest--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

        To make your election not to extend the maturity of all or a portion of your Notes effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for an election date will begin on the sixth Business Day prior to the election date and end on the Business Day immediately preceding the election date. Your notice of election must be delivered to the Trustee for the Notes, through the normal clearing system channels by the deadline on the last Business Day in the notice period relating to the applicable election date as described in more detail below.

        The Notes will be issued in registered global form and will remain on deposit with the Depositary for the Notes. Therefore, you must exercise the option not to extend the maturity of your Notes through the Depositary. To ensure that the Depositary will receive timely notice of your election not to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the Depositary, by no later than 12:00 noon (New York City time) on the last Business Day in the notice period, of your election not to extend the maturity of your Notes in accordance with the then applicable operating procedures of the Depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary.

        Upon delivery to the Trustee of a notice of election not to extend the maturity of the Notes or any portion thereof during any notice period, that election will be revocable during each day of such notice period, until 12:00 noon (New York City time) on the last Business Day in the notice period relating to the applicable election date, at which time such notice will become irrevocable and binding on the holder and on all subsequent holders of such Notes.

        Not less than 15 nor more than 20 calendar days prior to each election date, we will request that the Depositary notify its participants of the election date and of the procedures that must be followed to make an election. In the event that the Depositary or its nominee is no longer the record holder of the Notes, we will notify the holders of the Notes within such period of time. Delivery of this pricing supplement constitutes notice of the initial election date of June 1, 2003.

        The Notes will initially be limited to $300,000,000 in aggregate principal amount. We may create and issue additional floating rate Notes with the same terms as the Notes.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.


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

Original Issue Date:           May 16, 2003

Initial Maturity Date:         June 1, 2004, or if such day is not a Business Day, the next succeeding Business Day.

Final Stated Maturity Date:    June 2, 2006

Aggregate Principal Amount:    $300,000,000

Issue Price:                   100%

Interest Calculation:          |X| Regular Floating Rate
                               |_| Inverse Floating Rate
                               |_| Floating Rate/Fixed Interest Rate
                               |_| Fixed Interest Rate

Day Count Convention:          |X| Actual/360
                               |_| 30/360
                               |_| Actual/Actual

Interest Rate Basis:           |X| LIBOR                         |_| Commercial Paper Rate
                               |_| CMT Rate                      |_| Eleventh District Cost of Funds Rate
                               |_| Prime Rate                    |_| CD Rate
                               |_| Federal Funds Rate            |_| Other (See Attached)
                               |_| Treasury Rate
                               Designated CMT Page:              Designated LIBOR Page:
                                   CMT Moneyline Telerate Page:      LIBOR Moneyline Telerate Page: 3750
                                                                     LIBOR Reuters Page:

Spread:                        The table below indicates the applicable Spread for the Interest
                               Reset Dates occurring during each of the indicated periods.

                               For Interest Reset Dates occurring:                       Spread:
                               -----------------------------------                       -------
                               From the Original Issue Date
                               to but excluding June 2004                                Plus .05%

                               From and including June 2004 to
                               but excluding the Final Stated Maturity Date              Plus .15%




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

Spread Multiplier:             N/A

Index Maturity:                Three Months, except with respect to the Initial Interest Rate, for which the Index Maturity shall be One Month, and with respect to the
                               Final Interest Rate, for which the Index Maturity will be determined as described below.

LIBOR Currency:                U.S. Dollars

Maximum Interest Rate:         N/A

Minimum Interest Rate:         N/A

Interest Payment Period:       Quarterly. See also "Interest Payment Dates."

Interest Payment Dates:        The 15th day of March, June, September and December of each year, commencing June 15, 2003, and the maturity date.

Initial Interest Rate:         One Month LIBOR plus .05%, to be determined two London Banking
                               Days prior to the Original Issue Date.

Final Interest Rate:           For the period from and including the final Interest Reset Date of March 15, 2006 to but excluding the Final Stated Maturity
                               Date of June 2, 2006, interest will accrue at an interpolated interest rate calculated based upon LIBOR with an Index Maturity of Two Months and LIBOR with an Index Maturity of Three Months, plus the applicable spread.

Interest Reset Dates:          The 15th day of March, June, September and December of each year, commencing June 15, 2003, with the last Interest Reset Date being
                               March 15, 2006.

Interest Reset Periods:        The first interest reset period will be the period from and including May 16, 2003 to but excluding the immediately
                               succeeding Interest Reset Date. Thereafter, the interest reset periods will be the periods from and including an Interest Reset
                               Date to but excluding the immediately succeeding Interest Reset
                               Date; provided that the final interest reset period for any
                               Notes will be the period from and including the Interest Reset
                               Date immediately preceding the maturity date of such Notes to but excluding the maturity date.

Interest Determination Dates:  Two London Banking Days prior to the Interest Reset Dates.

Election Dates and Notice      The election dates will be the initial election date of June 1,
Periods:                       2003 and each succeeding 15th and 1st calendar day (whether or not a Business Day) of each month thereafter through May 15, 2005, inclusive. The notice period for each election date will begin on the sixth Business Day prior to the election date and end on the
                               Business Day immediately preceding the election date. Not less than 15 nor more than 20 calendar days prior to each election date, we will request that the Depositary notify its participants of the election date and of the procedures that must be followed to make an election.
                               In the event that the Depositary or its nominee is no longer the record holder of the Notes, we will notify the holders of the Notes within such period of time.


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

Form:                          The Notes are being issued in fully registered book-entry form.

Repayment at the Option
of the Holder:                 The Notes cannot be repaid prior to the relevant maturity date.

Redemption at the Option of
the Company:                   The Notes cannot be redeemed prior to the relevant maturity date.

Original Issue Discount:       N/A

Amortization Schedule:         N/A

Calculation Agent:             Merrill Lynch, Pierce, Fenner & Smith Incorporated

Trustee:                       JPMorgan Chase Bank

CUSIP No.:                     590188 H2 7.  New CUSIP numbers will be assigned to Notes
                               maturing prior to the Final Stated Maturity Date.

Plan of Distribution:          The Notes are being purchased by Merrill Lynch, Pierce, Fenner &
                               Smith Incorporated ("MLPF&S"), ABN AMRO Incorporated and HSBC
                               Securities (USA) Inc. (collectively, the "Underwriters"), as principal, pursuant to an agreement, dated May 12, 2003 (the
                               "Agreement"), between the Company and the Underwriters, in the respective amounts set forth below at 100% of their aggregate principal amount less an underwriting discount equal to .15% of the principal amount of the Notes. MLPF&S is acting as the Lead
                               Underwriter.
                                                                              Principal Amount
                                                                              ----------------
                                       Underwriter                                 of the Notes
                                       -----------                                 ------------
                               Merrill Lynch, Pierce, Fenner & Smith
                                           Incorporated                            $294,000,000
                               ABN AMRO Incorporated                                 $3,000,000
                               HSBC Securities (USA) Inc.                            $3,000,000
                                                                                   -------------
                                             Total                                 $300,000,000

                               Pursuant to the Agreement, the obligations of the Underwriters are subject to certain conditions and the Underwriters are committed to pay for all the Notes, if any are taken.

                               The Underwriters have advised the Company that they propose initially to offer all or part of the Notes directly to the public at the Issue
                               Price listed above. After the initial public offering, the Issue Price may be changed.

                               The Company has agreed to indemnify the Underwriters against and to contribute toward certain liabilities, including liability under the Securities Act of 1933, as amended.

United States Federal Income Taxation:

        The following discussion is based on the opinion of Sidley Austin Brown & Wood LLP, the Company's tax counsel ("Tax Counsel").

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

        A failure to elect not to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the "OID Regulations").

        Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the "Modification Regulations"), in general, the exercise of an option by a holder of a debt instrument to change a term of a debt instrument is a taxable event if the exercise of the option is reasonably expected to result in a deferral of, or a reduction in, any scheduled payment of interest or principal, unless, based on all the facts and circumstances, such deferral or reduction is not considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to a three-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to elect not to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will increase during the term of the Notes from an initial amount equal to 0.05% to an amount equal to 0.15%, under these rules, as of the Original Issue Date, original holders of the Notes should not be deemed to elect not to extend the maturity of all or any portion of the principal amount of the Notes to the Final Stated Maturity Date in accordance with the procedures described above. Accordingly, under these rules, for U.S. federal income tax purposes, the Final Stated Maturity Date should be treated as the maturity date of the Notes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Tax Counsel is of the opinion that, based upon the OID Regulations, a failure to elect not to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations").

        Under the treatment described above, the Notes will not be treated as having been issued with original issue discount. Therefore, the Notes will not constitute OID notes.

        Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that a failure to elect not to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then Tax Counsel has indicated that you may be required to recognize any gain inherent in the Notes at such time upon the failure to exercise such election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, Tax Counsel has indicated that the timing and character of income thereon would be affected. Among other things, you may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Tax Counsel and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, an extension of the maturity of the Notes, or an election not to extend the maturity of the Notes.

        Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section called "United States Federal Income Taxation" in the accompanying Prospectus Supplement.




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